02015266

January 22, 2002

Securities & Exchange Commission
International Corporate Finance
Mail Stop 3-9
450 – 5th Street, N.W.
Washington D.C.
U.S.A. 20549

Attention: Statutory Filings

RECEIVED FEB 14 2002 143

SUPPL

Dear Sir/Madam:

Re: Sino Pacific Development Ltd. (the "Company")
- 12g3-2(b) Exemption No. 82-1979

Enclosed for filing purposes is a copy of the Company's unaudited financial statements as at October 31, 2001.

Yours truly

Sino Pacific Development

Sandra Hendrickson
Director

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Encls.

2400 – 650 West Georgia Street
Vancouver B.C. V6B 4N7
Tel: (604) 257-3604 Fax: (604) 257-3512

dlw 2/21

82-1979

QUARTERLY AND YEAR END REPORT

BC Form 51-901
(previously Form 61)

ISSUER DETAILS		DATE OF REPORT YY/MM/DD
NAME OF ISSUER	FOR QUARTER ENDED	
Sino Pacific Development Ltd.	October 31, 2001	02 01 22

ISSUER'S ADDRESS

P.O. Box 11512 2400 - 650 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX #.	ISSUER TEL. #
Vancouver	B.C.	V6B 4N7	(604) 257-2512	(604) 257-3604

CONTACT NAME	CONTACT POSITION	CONTACT TEL. #
Sandra Hendrickson	Director	(604) 257-3604

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
sandrah@direct.ca	n/a

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"T. Allen Rose"	T. ALLEN ROSE	02 01 22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Sandra Hendrickson"	SANDRA HENDRICKSON	02 01 22

SCHEDULE A: FINANCIAL INFORMATION - see Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Current fiscal year-to-date: - see Financial Statements

2. Current quarter:

(a) Summary of securities issued during the period:

Date	Type of Security	Type of Issue	Number	Price	Proceeds	Consid-eration	Commis-sion
Nil							

(b) Summary of options granted:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
Nil					

3. Quarter end:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	10,443,255	$5,107,139

(b) Summary of options, warrants, and convertible securities outstanding:

Security	Number	Exercise Price	Expiry Date
Options	337,143	0.20	Dec 22, 2001
Warrants	300,000	0.25 or	Sep 17, 2001
		0.30	Sep 17, 2002

(c) Shares held in escrow or subject to pooling:

Escrowed shares nil

(d) Directors: T. Allen Rose
Sandra Hendrickson

SCHEDULE "C"

Management Discussion
to October 31, 2001

As per our management discussion of July 31, 2001, the Company reports the following.

On October 24, the Company announced that it's negotiations with WordLogic had been further delayed. WordLogic has been deploying all its resources towards the commercialization of its proprietary technology and the Company does not wish to jeopardize nor abandon this opportunity at this point in time.

Subsequently the Company has appointed a new director and announced a private placement.

Financing

No activity during this period.

Promotion

No activity during this period.

SINO PACIFIC DEVELOPMENT LTD.

OCTOBER 31, 2001

CONTENTS

SINO PACIFIC DEVELOPMENT LTD.
NOTICE TO READER

I have compiled the balance sheet of Sino Pacific Development Ltd. as at October 31, 2001 and the statements of loss and deficit and cash flows for the six month period then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.

Readers are cautioned that these statements may not be appropriate for their purposes.

D. MCCORMACK & COMPANY INC.

Cobble Hill, BC
January 8, 2002

CERTIFIED GENERAL ACCOUNTANT

SINO PACIFIC DEVELOPMENT LTD.

BALANCE SHEET
(Unaudited -see Notice to Reader)
AS AT OCTOBER 31, 2001

ASSETS

		October 31, 2001		April 30, 2001
CURRENT				
Cash	$	196	$	1,113
Prepaid expenses		266		1,062
Goods and Services Tax receivable		1,621		1,254
		2,083		3,429
CAPITAL ASSETS,				
Net of accumulated amortization (Note 2 and 3)		594		689
	$	2,677	$	4,118

LIABILITIES

		October 31, 2001		April 30, 2001
CURRENT				
Accounts payable and accrued liabilities	$	39,029	$	37,380
Due to related parties (Note 4)		306,202		239,865
		345,231		277,245

SHAREHOLDERS' EQUITY

		October 31, 2001		April 30, 2001
SHARE CAPITAL (Note 5)		5,107,139		5,107,139
DEFICIT		(5,449,693)		(5,380,266)
		(342,554)		(273,127)
	$	2,677	$	4,118

APPROVED BY THE DIRECTORS

"T. ALLEN ROSE" Director

"SANDRA HENDRICKSON Director

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SINO PACIFIC DEVELOPMENT LTD.

STATEMENT OF LOSS AND DEFICIT
(Unaudited -see Notice to Reader)
FOR THE YEAR ENDED OCTOBER 31, 2001

	For the Three Months Ended October 31, 2001	For the Three Months Ended October 31, 2000	For the Six Months Ended October 31, 2001	For the Six Months Ended October 31, 2000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES				
Administration	$ 2,550	$ 2,550	$ 5,100	$ 5,100
Amortization	48	67	95	134
Bank charges and interest	7,685	2,506	11,873	3,953
Consulting	9,000	9,000	18,000	18,000
Professional fees	(500)	5,099	1,500	21,759
Office and miscellaneous	1,035	1,964	2,571	3,456
Office rent	11,106	10,500	22,010	21,000
Regulatory fees	375	4,005	750	4,380
Secretarial and reception services	2,550	2,550	5,100	5,100
Telephone and telecommunications	25	802	374	2,024
Transfer agent	1,716	2,093	2,054	3,173
	35,590	41,136	69,427	88,079
NET LOSS	(35,590)	(41,136)	(69,427)	(88,079)
DEFICIT beginning of period	(5,414,103)	(5,259,960)	(5,380,266)	(5,213,017)
DEFICIT, end of period	$ (5,449,693)	$ (5,301,096)	$ (5,449,693)	$ (5,301,096)
LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SINO PACIFIC DEVELOPMENT LTD.

STATEMENT OF CASH FLOWS
(Unaudited-see Notice to Reader)
OCTOBER 31, 2001

	For the Three Months Ended October 31, 2001	For the Three Months Ended October 31, 2000	For the Six Months Ended October 31, 2001	For the Six Months Ended October 31, 2000
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss	$ (35,590)	$ (41,136)	$ (69,427)	$ (88,079)
charges to income not involving cash				
Amortization	48	67	95	134
	(35,542)	(41,069)	(69,332)	(87,945)
Net change in non-cash working capital balances related to operations*	1,919	2,735	2,078	1,757
	(33,623)	(38,334)	(67,254)	(86,188)
FINANCING ACTIVITIES				
Increase in due to related parties	33,729	29,447	66,337	84,998
INCREASE (DECREASE) IN CASH	106	(8,887)	(917)	(1,190)
CASH, beginning of period	90	9,770	1,113	2,073
CASH, end of period	$ 196	$ 883	$ 196	$ 883

* Consisting of changes in prepaid expenses, Goods and Services Tax receivable, accounts payable and accrued liabilities.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS
(Unaudited-see Notice to Reader)

OCTOBER 31, 2001

1. OPERATIONS AND GOING CONCERN

The company has accumulated losses of $5,449,693 to October 31, 2001 ($5,301,096 to October 31, 2000). The Company's continuation as a going concern is dependent on its ability to raise necessary financing and/or achieve sustained profitable operations. The financial statements have been prepared on a going concern basis and therefore do not include any adjustments relating to the recoverability of assets and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Capital assets and amortization:

Capital assets are recorded at cost and are amortized using the diminishing balance basis at the under-noted rates:

Furniture and fixtures	20%
Computer	30%

One half of the normal amortization is taken in the year of acquisition and disposition of capital assets.

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net October 31, 2001	Net April 30, 2001
Furniture and fixtures	$ 803	$ 660	$ 143	$ 159
Computer equipment	2,680	2,229	451	530
	$ 3,483	$ 2,889	$ 594	$ 689

4. DUE TO RELATED PARTIES

	October 31, 2001	April 30, 2001
Comprised of amounts due to:		
Shareholder - for loans and advances	$ 710	$ 110
Private company controlled by a former director - for management fees and expenses payable	12,664	14,664
Meridian Mercantile Inc. - for advances, fees, rent, telephone, office and - secretarial services.	75,564	75,564
MCC Meridian Capital Corp. - for advances, fees, rent, telephone, office and - secretarial services.	217,264	149,527
	$ 306,202	$239,865

Except for amounts due to MCC Meridian Capital Corp., which bear interest at 10% per annum, the amounts are non-interest bearing and without specific terms of repayment.

SINO PACIFIC DEVELOPMENT LTD.

NOTES TO THE FINANCIAL STATEMENTS
(Unaudited-see Notice to Reader)

OCTOBER 31, 2001

5. SHARE CAPITAL

(a) Authorized:

100,000,000 common shares, without par value

(b) Issued and outstanding:

	Number	$
Balance, April 30, 2001 and October 31, 2001	10,443,225	$5,107,139

(c) Share purchase options:

As at October 31, 2001, the following incentive stock options are outstanding:

# of shares	Exercise Price	Expiry Date
337,143	$0.20	December 22, 2001

The options subsequently expired without having been exercised.

(d) Share purchase warrants:

As at October 31, 2001, the following share purchase warrants are outstanding:

# of shares	Exercise Price	Expiry Date
300,000	$0.30	September 17, 2002

6. RELATED PARTY TRANSACTIONS

In addition to related party transactions referenced to elsewhere in the notes to the financial statements, the company entered into the following transactions with related parties.

The Company incurred $5,100 in administration fees, $22,010 in rent, $1,800 in office and $5,100 in secretarial expenses with a private company with senior management in common with the Company.

The amount shown for consulting fees of $18,000 was paid to a director.

7. CHANGE OF NATURE OF BUSINESS

The Company has entered into a letter agreement with WordLogic Corporation. Under the agreement, the Company proposes to license WordLogic's software technology, for which there will be no ou

FILED VIA SEDAR